INNOLOG HOLDINGS CORPORATION
4000 LEGATO ROAD, SUITE 830
FAIRFAX, VIRGINIA 22033

October 28, 2010

VIA EDGAR

Mr. Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innolog Holdings Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed April 15, 2010
Amendment No.3 to Current Report on Form 8-K originally filed on
August 16, 2010, as amended on October 15, 2010
File No.:  333-140633

Dear Mr. Shenk:

This letter is in response to your letter dated October 22, 2010.  For your ease of reference, we have repeated your single comment in this response.

Amendment No. 2 to Form 8-K filed October 15, 2010

1.           We note you recorded a gain of $1,360,551 in regard to the exchange of the seller note payable and associated accrued interest of $85,551 for Series A convertible preferred stock that you valued at $10,000.  Please explain to us how the fair value of the preferred stock was determined.  Since this seller note was issued in the acquisition of Innovative in which there is a remaining balance of goodwill of $3,056,238 recognized in that acquisition, please explain to us why there is no impairment of that goodwill in view of the valuation of the preferred stock issued in exchange of the seller note.  Cite for us the accounting guidance relied upon in support of your accounting.

Innolog Holdings Corporation (the “Company”) issued 1,000,000 shares of its Series A Convertible Preferred Stock (the “Preferred Stock”) in May 2010 in exchange of a seller note.

Mr. Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
October 28, 2010

Since there was no specific guidance in the FASB Codification or SEC literature for determining the fair value of convertible preferred stock, the Company considered the guidance from a Journal of Accountancy article, “Valuing Preferred Stock,” by Scott E. Miller dated February 2007 (http://www.journalofaccountancy.com/Issues/2007/Feb/ValuingPreferredStock.htm). Excerpts from the article are as follows:

“Authoritative guidance for the valuation of preferred stock is somewhat limited. Revenue ruling 83-120, issued to enhance the guidance from revenue ruling 59-60, is the main source. Section 4.01 states the most important factors in determining the value of preferred stock are its yield and dividend coverage and the payment protection of its liquidation preference. “

Based on the article, the value of a share of preferred stock can be derived from the following formula:

Value of Preferred Share =	Dividend (future income stream) Required dividend yield (required rate of return)

Following are the assumptions used by the Company in arriving at the Dividend Rate and Dividend Yield:

Dividend Rate

Since the Preferred Stock of the Company has a dividend structure that is tied to the net income of the Company, it was necessary to determine the dividend rate by using the projected net income of the Company over the next 5 years.

Dividend Yield

The required rate of return was calculated by adding a risk free rate of return, equity risk premium and small company size premium.

The Company determined the value of the Preferred Stock issued in connection with the above transaction to be $.01 per share. Based on this formula, the fair value of the Preferred Stock was determined to be $10,000.

Goodwill Impairment Analysis

Because the performance of the Company was not as good as that anticipated at purchase, the sellers agreed to convert their note payable to equity in May 2010.  Since this transaction occurred more than one year after the purchase of Innovative, it was determined that the transaction qualified and should be treated as troubled debt restructuring and not as a renegotiated purchase. Therefore, the Company accounted for the transaction by showing a gain on the income statement as per FASB ASC 470-60, “Troubled Debt Restructurings by Debtors”.

Per FASB ASC 350, “Intangibles – Goodwill and Other”, a goodwill impairment test should be performed on an annual basis (with certain exceptions).  In light of the diminished performance of the Company and the related extinguishment of debt (which was transacted in May 2010 before issuance of the December 31, 2009 financial statements in August 2010), a goodwill impairment test was performed for the year ended December 31, 2009 (less than one year from date of purchase).  For the purpose of the Company’s total valuation, the Company has historically used a multiple of revenue as the benchmark.  Based on that valuation, no impairment should have been recorded.  However, due to the Company’s diminished performance and implied reduction in purchase price due to the debt restructuring, an impairment loss of $1,000,000 was recorded for the period ended December 31, 2009.

Mr. Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
October 28, 2010

Possible impairment of goodwill will be addressed again for our third quarter reporting.

In making our responses we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by facsimile to Kevin Friedmann, Esq. of Richardson & Patel LLP at (917) 591-6898.  Mr. Friedmann’s direct telephone number is (212) 561-5559.

We look forward to hearing from you shortly.

Very truly yours, INNOLOG HOLDINGS CORPORATION

By:	/s/ William P. Danielczyk
William P. Danielczyk, Executive Chairman